Mail Stop 3561

March 6, 2009

Mr. J. David Brow, CEO
Neema, Inc.
421 9th Street
Manhatten Beach, CA 90266

> **Re:**   **Neema, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2008**
> **Filed March 4, 2009**
> **File No. 000-52874**

Dear Mr. Brow:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A

Financial Statements

Report of Independent Registered Public Accounting Firm, page 14

1. We read your response to our previous comment one, noting you filed an audit report that provided assurance for the cumulative period from inception (January 16, 2006) to April 30, 2008. However, we note the audit report of PMBHD Helin Donovan, LLP references January 31, 2006 as your inception date versus January 16, 2006 as reported in your financial statements. Please advise your independent

accountant to revise their audit report to reference the appropriate date of inception.

Item 8A.Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

2. We reviewed your response to our prior comment three. We note you revised your conclusion on the effectiveness of your disclosure controls and procedures to state that they are "not adequately designed and effective" in the final paragraph of page 28 and "not adequate" in the final paragraph of page 29. Please explain to us the meaning of not adequate. Please note that your conclusion should unequivocally state that your disclosure controls and procedures are either effective or ineffective.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3990 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services